UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Additional Investment by Accredited Investors

Further to the Report on Form 6-K furnished by Hub Cyber Security Ltd. (the “Company”) to the Securities and Exchange Commission on December 4, 2023 (the “Previous Report”) with respect to the Company’s sale to certain accredited investors of convertible promissory notes (“Notes”) with an aggregate principal amount of up to $1,600,000 and warrants (“Warrants”) exercisable into ordinary shares, no par value per share of the Company (“Ordinary Shares”), the Company completed additional sales, the last of which occurred on January 23, 2024, to certain accredited investors of Notes with an additional principal amount of up to $1,500,000 and Warrants in accordance with the same terms as reported on the Previous Report (with, for the avoidance of doubt, references to the $0.15 and $0.25 price figures being adjusted to $1.50 and $2.50 to account for the 1-for-10 reverse share split of the Ordinary Shares, that became effective at 11:59 p.m. Eastern Time on December 14, 2023).

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: January 24, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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